April 19, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs Anne Nguyen Daniel Lee

Re:	Business Objects S.A. Preliminary Proxy Statement on Schedule 14A filed April 3, 2006 File No. 0-24720
Ladies and Gentlemen:
     On behalf of Business Objects S.A. (“Business Objects”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 13, 2006 relating to Business Objects’ preliminary proxy statement on Schedule 14A filed with the Commission on April 3, 2006.
     Concurrent with the filing of this letter, Business Objects is filing via EDGAR an amended preliminary proxy statement on Schedule 14A (the “Proxy”) and for the convenience of the Staff, we are providing copies of this letter and marked copies of the Proxy to Mr. Lee by overnight delivery. The Proxy as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Business Objects’ response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy.
Preliminary Proxy Statement on Schedule 14A
Proposals 9 and 10
     1. You are seeking shareholder approval for “regulated agreements” in accordance with applicable French corporate law. It does not appear, however, that such

Securities and Exchange Commission
Re: Business Objects S.A.
April 19, 2006

agreements have been provided to shareholders for their review. Accordingly, please provide the agreements in your proxy statement or otherwise advise us why including such agreements is not necessary.
     Business Objects supplementally advises the Staff that the “Regulated Agreement” referred to and summarized in Proposal 9 beginning on page 10 of the Proxy is Business Objects purchase of liability coverage for its directors and officers. Unlike the laws of most U.S. jurisdictions, Business Objects must obtain shareholder approval of the renewal of the insurance policy. Business Objects does not believe it would be meaningful to investors to provide a copy of the policy as it is lengthy and not written in plain English. Under French law, the shareholders customarily vote on the basis of this summary and a special report of the statutory auditors of Business Objects concerning this Regulated Agreement. French law does not require a company, nor is it commercial practice, to provide shareholders with a copy of the regulated agreement or statutory auditors report. Pursuant to French law, shareholders may also review the insurance policy and the report of the statutory auditors at the registered office of Business Objects.
     Business Objects supplementally advises the Staff that the “Regulated Agreements” referred to in Proposal 10 beginning on page 10 of the Proxy are documents that have been filed with or will be filed with the Commission. Shareholders may also obtain these documents from Business Objects free of charge upon request. Business Objects has revised the disclosure on pages 10 and 11 of the Proxy to provide a cross reference to where the shareholders can find the publicly filed documents or how they may be obtained.
Proposals 21 to 24
     2. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the ordinary shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized ordinary shares.
     Business Objects supplementally advises the Staff that it is not aware at this time that there are any plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized ordinary shares for which it is seeking shareholder approval pursuant to Proposals 21, 22, 23 or 24. Business Objects has revised the disclosure on page 30 of the Proxy accordingly.

Securities and Exchange Commission
Re: Business Objects S.A.
April 19, 2006

     3. Please provide a table illustrating the effect on the current number of ordinary shares outstanding as a result of the full issuance of ordinary shares pursuant to the proposals here and elsewhere in which you are seeking shareholder approval for the additional issuance of ordinary shares.
     Business Objects has added a table to page 30 of the Proxy in accordance with the Staff’s comments. Business Objects supplementally advises the Staff that it does not believe that it is meaningful to include the proposal relating to the issuance of warrants in Proposal 27. Business Objects believes that at this time it is not determinable as to how many ordinary shares may be issued in the event of a public tender offer/exchange offer as such number will be dependent on the terms of the specific public tender offer/exchange offer.
Proposals 27 and 28
     4. We note your disclosure that the warrants to be issued in the event of a public tender offer/exchange offer may have the effect of rendering more difficult or discouraging an acquisition of the company deemed undesirable by the board. Please also disclose that another effect is that it may be more difficult or may discourage any attempt to change the current management of the company.
     Business Objects has revised the disclosure on pages 38 and 39 of the Proxy in accordance with the Staff’s comments.
Conclusion
     Business Objects intends to hold its shareholder meeting on May 30, 2006 (first call) or June 7, 2006 (second call). In order to retain this meeting date, Business Objects must finalize its French language proxy statement for holders of Ordinary Shares and its definitive proxy statement on Schedule 14A for holders of American Depositary Shares no later than May 4, 2006 and authorize printing that day. If Business Objects is unable to do so, it will be required to restart French law publication requirements and set a new record date, which could have the impact of delaying the meeting substantially. Pursuant to French law, Business Objects must hold an annual ordinary general shareholders’ meeting within six months of the end of the fiscal year, or before June 30, 2006. Therefore, Business Objects requests the Staff’s prompt review of the responses set forth herein as well as the revised Proxy.

Securities and Exchange Commission
Re: Business Objects S.A.
April 19, 2006

     Business Objects confirms that no additional material changes were made in the Proxy for reasons other than: (i) in response to a specific Staff comment; (ii) as noted in this response letter; and (iii) to update the share information to the record date for the meeting.
     Business Objects hereby acknowledges that:
•	Business Objects is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Business Objects may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to Michael Post of this office (650-849-3124) or me (650-320-4509). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Post and me at 650-493-6811. Thank you for your assistance.
Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Julia Reigel
Julia Reigel